Hogan Lovells International LLP Atlantic House Holborn Viaduct London EC1A 2FG T +44 20 7296 2000 F +44 20 7296 2001 www.hoganlovells.com

October 11, 2011

Victoria Rodley Direct: 020 7296 5395 victoria.rodley@hoganlovells.com
Brad Skinner
John Cannarella	Our ref 2492880.1
Mark Wojciechowski U.S. Securities and Exchange Commission Division of Corporation Finance - Office of Natural Resources 100 F. Street N.E. Washington, DC 20549-7010	Matter ref H5944/00001

Re:	Harmony Gold Mining Company Limited
Form 20-F for the year ended June 30, 2010
Filed October 25, 2010
Comment Letter dated September 28, 2011

Dear Mr. Skinner,

We are in receipt of your letter of September 28, 2011 to our client Harmony Gold Mining Company Limited (the “Company”) asking that the Company respond to your inquiry within 10 business days or inform you of when the Company will provide you a response. Because the Company is in the midst of its quarterly report preparation and preparation of Form 20-F, the Company will be able to provide a response on or before November 4, 2011. Thank you for your cooperation.

Kind regards,

Victoria Rodley

cc:	Graham Briggs
Marian van der Walt
Michelle Kriel

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